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                             April 26, 2024

       Greg Flamion
       Chief Financial Officer
       Strawberry Fields REIT, Inc.
       6101 Nimtz Parkway
       South Bend, IN 46628

                                                        Re: Strawberry Fields
REIT, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2023
                                                            Form 8-K Filed
April 4, 2024
                                                            File Nos. 001-41628

       Dear Greg Flamion:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2023

       Item 9A. Controls and Procedures
       Management's Annual Report on Internal Control Over Financial Reporting, page 47

   1. We note your disclosure that Management's Report on Internal Controls Over Financial
                                                        Reporting has been
omitted due to the transition period established by the rules of the SEC for newly public
companies. Please explain to us how you determined you were eligible for this exemption or
revise your filing accordingly.
       Form 8-K Filed April 4, 2024

       Exhibit 99.1, page 5

   2. We note that within the Investor presentation dated April 4, 2024, you have referenced several non-GAAP
measures, including Adjusted EBITDA, Net debt and EBITDARM,
                                                        which are not
reconciled to the most comparable measure calculated in accordance with
                                                        GAAP. In future
disclosures or releases of material information that includes a non-GAAP
 Greg Flamion
Strawberry Fields REIT, Inc.
April 26, 2024
Page 2
         financial measure, include a quantitative reconciliation of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to
         Regulation G.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 with any questions.



FirstName LastNameGreg Flamion                                Sincerely,
Comapany NameStrawberry Fields REIT, Inc.
                                                              Division of
Corporation Finance
April 26, 2024 Page 2                                         Office of Real
Estate & Construction
FirstName LastName